Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Emera Incorporated (“Emera”)

5151 Terminal Road

Halifax, Nova Scotia B3J 1A1

2.	DATE OF MATERIAL CHANGE

October 6, 2026

3.	NEWS RELEASE

A news release was issued and disseminated through GlobeNewswire on October 6, 2026 and subsequently filed on SEDAR+.

4.	SUMMARY OF MATERIAL CHANGE

On October 6, 2026, Emera, ATCO Ltd. (“ATCO”) and Canadian Utilities Limited (“Canadian Utilities”) announced that they, together with 2856571 Alberta Ltd. (“SpinCo”), had entered into an arrangement agreement dated October 6, 2026 (the “Arrangement Agreement”) pursuant to which Emera will acquire all of the issued and outstanding Class I non-voting shares and Class II voting shares of ATCO, and all of the issued and outstanding Class A non-voting shares and Class B common shares of Canadian Utilities not held by ATCO in exchange for common shares of Emera (“Emera Shares”), by way of a statutory arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (“CBCA”). As part of the Arrangement, ATCO will spin out its industrial services business to SpinCo, a newly formed subsidiary of ATCO (the “Spin-Out Transaction”).

In accordance with the plan of arrangement attached as a schedule to the Arrangement Agreement (the “Plan of Arrangement”), and subject to the terms and conditions of the Arrangement Agreement, upon the effectiveness of the Arrangement: (a) the holders of Class I non-voting shares of ATCO (“ATCO Class I Shares”) and Class II voting shares of ATCO (“ATCO Class II Shares” and, together with the ATCO Class I Shares, the “ATCO Shares”, and the holders of ATCO Shares, the “ATCO Shareholders”) will receive: (i) 0.865 of an Emera Share for each ATCO Share held and (ii) one Class I non-voting share of SpinCo for each ATCO Class I Share held and one Class II voting share of SpinCo for each ATCO Class II Share held (collectively, “SpinCo Shares”); (b) the holders of Class A non-voting shares of Canadian Utilities (“Canadian Utilities Class A Shares”) (other than ATCO) will receive 0.755 of an Emera Share for each Canadian Utilities Class A Share held; and (c) the holders of Class B common shares of Canadian Utilities (“Canadian Utilities Class B Shares” and, together with the Canadian Utilities Class A Shares, the “Canadian Utilities Shares”, and the holders of Canadian Utilities Shares, the “Canadian Utilities Shareholders”) (other than ATCO) will receive 0.819 of an Emera Share for each Canadian Utilities Class B Share held.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	Full Description of Material Change:

The Arrangement and the Arrangement Agreement

On October 6, 2026, Emera entered into the Arrangement Agreement with ATCO, Canadian Utilities and SpinCo, pursuant to which Emera will acquire, by way of the Arrangement, all of the issued and outstanding ATCO Shares and all of the issued and outstanding Canadian Utilities Shares not held by ATCO. Prior to completion of the Arrangement, ATCO will continue from the Business Corporations Act (Alberta) to the CBCA (the “Continuance”). On closing of the Arrangement, ATCO and Canadian Utilities will become wholly owned direct or indirect subsidiaries of Emera.

The Spin-Out Transaction will be implemented pursuant to the Arrangement, subject to and in accordance with the terms of a separation agreement (the “Separation Agreement”) to be entered into by ATCO and SpinCo on the effective date of the Arrangement. As part of the Spin-Out Transaction, pursuant to the Separation Agreement and certain other ancillary agreements, the assets and liabilities relating to ATCO’s industrial services business will be transferred from ATCO and Canadian Utilities into SpinCo. ATCO will also retain certain limited liabilities of the industrial services business, and SpinCo will receive 4,848,109 Canadian Utilities Class A Shares which will be exchanged for Emera Shares at the applicable exchange ratio in the Arrangement. The Separation Agreement will also provide for, among other things, a mutual release and reciprocal indemnities in respect of the parties’ respective businesses and liabilities. The final terms of the Separation Agreement and certain other ancillary agreements and schedules will be settled during the interim period in accordance with an agreed upon transition plan, which provides for, among other things, the establishment of a transition steering committee including representatives from Emera.

In accordance with the Plan of Arrangement, and subject to the terms and conditions of the Arrangement Agreement, upon the effectiveness of the Arrangement: (a) ATCO Shareholders will receive 0.865 of an Emera Share for each ATCO Share held, one Class I non-voting share of SpinCo for each ATCO Class I Share held and one Class II voting share of SpinCo for each ATCO Class II Share held; and (b) Canadian Utilities Shareholders (other than ATCO) will receive 0.755 of an Emera Share for each Canadian Utilities Class A Share held and 0.819 of an Emera Share for each Canadian Utilities Class B Share held.

Upon the completion of the Arrangement, all unvested restricted share units and phantom stock options of ATCO and Canadian Utilities will vest and all outstanding restricted share units and phantom stock options of ATCO and Canadian Utilities will be settled in cash. In addition, upon the completion of the Arrangement, outstanding stock options and share appreciation rights of ATCO and Canadian Utilities will be surrendered and cancelled in exchange for a cash payment equal to their in-the-money value (if any), other than unvested options held by Nancy Southern, which will be exchanged for options to purchase shares of SpinCo (in the case of unvested options of ATCO) or Emera (in the case of unvested options of Canadian Utilities). Any stock options and share appreciation rights of ATCO and Canadian Utilities that do not have an in-the-money value as of the effective date of the Arrangement shall be terminated and cancelled for no consideration.

Conditions to Completion of the Arrangement

The Arrangement is subject to a number of conditions, including: (1) the approval of (a) the special resolution of ATCO Shareholders approving the Continuance by 66 2⁄3% of the votes cast by ATCO Shareholders voting as a single class, and (b) the special resolution of ATCO Securityholders (as defined herein) approving the Arrangement by (i) 66 2⁄3% of the votes cast by ATCO Shareholders voting as a single class, (ii) 66 2⁄3% of the votes cast by ATCO Shareholders, holders of ATCO options and holders of ATCO share appreciation rights (collectively, the “ATCO Securityholders”) voting as a single class, and (iii) if required, a simple majority of the votes cast by holders of ATCO Class I Shares, excluding the votes required to be excluded under applicable Canadian securities laws; (2) the approval of the special resolution of Canadian Utilities Securityholders (as defined herein) approving the Arrangement by (i) 66 2⁄3% of the votes cast by holders of Canadian Utilities Class A Shares, (ii) 66 2⁄3% of the votes cast by holders of Canadian Utilities Class B Shares, (iii) 66 2⁄3% of the votes cast by Canadian Utilities Shareholders, holders of Canadian Utilities options and holders of Canadian Utilities share appreciation rights (collectively, the “Canadian Utilities Securityholders”) voting as a single class, and (iv) a simple majority of the votes cast by holders of Canadian Utilities Class A Shares, excluding the votes required to be excluded under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions; (3) the approval of the ordinary resolution of holders of Emera Shares (the “Emera Shareholders”) approving the issuance of Emera Shares pursuant to the Arrangement by a simple majority of the votes cast by Emera Shareholders; (4) the approval of the Arrangement by the Court of King’s Bench of Alberta; (5) receipt of the Key Regulatory Approvals (as defined in the Arrangement Agreement and including with respect to the Competition Act (Canada), the Canada Transportation Act, the Public Utilities Act (Alberta) and the Gas Utilities Act (Alberta), the Public Utilities Act (Northwest Territories), the Competition and Consumer Act 2010 (Australia), the Foreign Acquisitions and Takeovers Act (Australia), Ley Federal de Competencia Económica of Mexico, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States), the Committee on Foreign Investment in the United States, the Federal Communications Commission of the United States and the Federal Energy Regulatory Commission of the United States); (6) the conditional approval of the Toronto Stock Exchange (the “TSX”) and the conditional approval of the New York Stock Exchange of the listing of the Emera Shares to be issued pursuant to the Arrangement on the TSX and the New York Stock Exchange, respectively; (7) the conditional approval of the TSX of the listing of the Class I non-voting shares of SpinCo on the TSX; and (8) other customary closing conditions.

It is also a condition in favour of Emera that holders of not greater than 10% of the outstanding ATCO Shares and not greater than 10% of the outstanding Canadian Utilities Shares shall have validly exercised dissent rights with respect to the Arrangement or the Continuance (in the case of holders of ATCO Shares) that have not been withdrawn as of the effective date of the Arrangement.

Representations, Warranties and Covenants

The Arrangement Agreement contains customary representations, warranties and covenants of each party, including a covenant of each party to conduct its respective businesses in the ordinary course pending completion of the Arrangement and to use its reasonable best efforts to obtain the Key Regulatory Approvals as soon as reasonably practicable, provided that Emera is not required to agree to a Material Remedy (as defined in the Arrangement Agreement).

Non-Solicitation and Superior Proposals

Each of Emera, ATCO and Canadian Utilities is subject to customary non-solicitation covenants, subject to a fiduciary out permitting it, prior to receipt of the requisite approval of its securityholders, to engage with an unsolicited written Acquisition Proposal (as defined in the Arrangement Agreement) that, in the case of ATCO and Canadian Utilities, both their boards of directors determine, or, in the case of Emera, its board of directors determines, constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Arrangement Agreement). If both the ATCO board of directors and the Canadian Utilities board of directors, in the case of an Acquisition Proposal in respect of ATCO and Canadian Utilities, or the Emera board of directors, in the case of an Acquisition Proposal in respect of Emera, determine that such Acquisition Proposal constitutes a Superior Proposal, the parties must negotiate in good faith during a five business day matching period to make such adjustments to the terms and conditions of the Arrangement Agreement and the Arrangement as would enable ATCO and Canadian Utilities or Emera, as the case may be, to proceed with the Arrangement as amended rather than recommending the Superior Proposal and/or accepting, approving or entering into a Permitted Acquisition Agreement (as defined in the Arrangement Agreement) in respect of such Superior Proposal. If such adjustments are not agreed upon during the five business day matching period, then the relevant board or boards of directors may recommend the Superior Proposal and/or accept, approve or enter into a Permitted Acquisition Agreement. Notwithstanding any such change in recommendation or entering into of a Permitted Acquisition Agreement, the applicable party or parties may not terminate the Arrangement Agreement as a result of the Superior Proposal and unless the Arrangement Agreement is otherwise terminated, will remain obligated to hold its securityholder or shareholder meeting, as applicable, and put the applicable resolutions relating to the Arrangement (and in the case of ATCO, the Continuance), to a vote of its applicable securityholders.

Termination Fees

Canadian Utilities, on behalf of ATCO and Canadian Utilities, will be required to pay Emera a $432 million termination fee if the Arrangement Agreement is terminated (1) by Emera as a result of a change in the ATCO or Canadian Utilities board recommendations or determinations in respect of the Arrangement, the approval of or entry into a Permitted Acquisition Agreement in respect of a Superior Proposal by ATCO or Canadian Utilities, or a material breach by ATCO or Canadian Utilities of its non-solicitation covenants; (2) by any party at a time when Emera is entitled to terminate the Arrangement Agreement for any of the reasons in (1); or (3) by Emera, ATCO or Canadian Utilities for the failure to obtain the requisite ATCO or Canadian Utilities securityholder approvals or for the failure to complete the Arrangement on or prior to the Outside Date (as defined in the Arrangement Agreement), or by Emera for an uncured breach by ATCO, Canadian Utilities or SpinCo of their representations, warranties or covenants, where, in each case, an Acquisition Proposal for ATCO or Canadian Utilities was publicly made prior to termination and, within twelve months following termination: (a) ATCO or Canadian Utilities enters into a definitive agreement in respect of an Acquisition Proposal or a Permitted Acquisition Agreement in respect of an Acquisition Proposal has become effective, and in either case, such Acquisition Proposal is subsequently completed, or (b) ATCO or Canadian Utilities completes an Acquisition Proposal.

Emera will be required to pay Canadian Utilities, on behalf of ATCO and Canadian Utilities, a $634 million termination fee if the Arrangement Agreement is terminated (1) by ATCO or Canadian Utilities as a result of a change in the Emera board recommendation or determination in respect of the Arrangement, the approval of or entry into a Permitted Acquisition Agreement in respect of a Superior Proposal by Emera, or a material breach by Emera of its non-solicitation covenants; (2) by any party at a time when ATCO or Canadian Utilities is entitled to terminate the Arrangement Agreement for any of the reasons in (1); or (3) by Emera, ATCO or Canadian Utilities for the failure to obtain the requisite Emera shareholder approval or for the failure to complete the Arrangement on or prior to the Outside Date, or by ATCO or Canadian Utilities for an uncured breach by Emera of its representations, warranties or covenants, where, in each case, an Acquisition Proposal for Emera was publicly made prior to termination and, within twelve months following termination: (a) Emera enters into a definitive agreement in respect of an Acquisition Proposal or a Permitted Acquisition Agreement in respect of an Acquisition Proposal has become effective, and in either case, such Acquisition Proposal is subsequently completed, or (b) Emera completes an Acquisition Proposal.

Emera will also be required to pay Canadian Utilities, on behalf of ATCO and Canadian Utilities, a $720 million regulatory termination fee if the Arrangement Agreement is terminated by Emera, ATCO or Canadian Utilities (1) for illegality, where the applicable law relates to the Key Regulatory Approvals, or (2) at the Outside Date, where the only unsatisfied conditions to the Arrangement at the time of such termination are the requirement to obtain the Key Regulatory Approvals or the requirement for there to be no law making the Arrangement illegal and such law relates to the Key Regulatory Approvals, unless the failure to obtain the Key Regulatory Approvals resulted principally from a breach by ATCO, Canadian Utilities or SpinCo of their covenants in respect of the Key Regulatory Approvals. Emera will in no circumstance be required to pay both the $634 million termination fee and the $720 million regulatory termination fee and, if both are payable, will pay only the $720 million regulatory termination fee.

Subject to certain limitations, Emera, ATCO or Canadian Utilities may also terminate the Arrangement Agreement if the Arrangement is not completed by December 31, 2027, subject to a 90-day extension at the election of any party if any Key Regulatory Approval remains outstanding and no Key Regulatory Approval has been denied by a non-appealable decision, and thereafter by mutual written agreement of the parties.

Fairness Opinions and Board Recommendations

Lazard Frères & Co. LLC (“Lazard”), financial advisor to Emera with respect to the Arrangement, has provided an opinion to the board of directors of Emera to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the exchange ratio provided for in the Arrangement is fair, from a financial point of view, to Emera. Scotia Capital Inc. (“Scotiabank”), financial advisor to Emera with respect to the Arrangement, has provided an opinion to the board of directors of Emera to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be paid by Emera pursuant to the Arrangement is fair, from a financial point of view, to Emera. Gordon Dyal & Co., LLC, financial advisor to ATCO and Canadian Utilities, and CIBC World Markets Inc., financial advisor to the special committee of the board of directors of ATCO, have provided opinions to the board of directors of ATCO and the special committee, respectively, each to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by ATCO Shareholders (other than Sentgraf Enterprises Ltd. (“Sentgraf”) and certain of its affiliates and related parties) pursuant to the Arrangement is fair, from a financial point of view, to such ATCO Shareholders. BMO Nesbitt Burns Inc., financial advisor to the special committee of the board of directors of Canadian Utilities, has provided an opinion to the special committee of the board of directors of Canadian Utilities to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Canadian Utilities Shareholders (other than ATCO and certain of its affiliates and related parties) pursuant to the Arrangement is fair, from a financial point of view, to such Canadian Utilities Shareholders.

After consulting with its financial and legal advisors, and after considering, among other things, the opinions of Lazard and Scotiabank, the board of directors of Emera unanimously determined that the Arrangement and the entry into of the Arrangement Agreement are in the best interests of Emera, approved the Arrangement Agreement and the transactions contemplated thereby, and resolved to recommend that Emera Shareholders vote in favour of the resolution approving the issuance of Emera Shares pursuant to the Arrangement.

Upon, among other things, the advice of their respective financial and legal advisors and the unanimous recommendation of their respective special committees of independent directors, the boards of directors of each of ATCO and Canadian Utilities unanimously (with interested directors abstaining) determined that the Continuance (in the case of ATCO), the Arrangement and the entry into of the Arrangement Agreement are in the best interests of ATCO and Canadian Utilities, respectively, and that the Arrangement is fair to ATCO Shareholders (other than Sentgraf and certain of its affiliates and related parties) and Canadian Utilities Shareholders (other than ATCO and certain of its affiliates and related parties), respectively, approved the Arrangement Agreement and the transactions contemplated thereby, and resolved to recommend that ATCO Shareholders vote in favour of the Continuance, that ATCO Securityholders vote in favour of the Arrangement and that Canadian Utilities Securityholders vote in favour of the Arrangement, respectively.

Post-Closing Governance and Management

Following the consummation of the Arrangement, Emera’s head office and principal executive offices will remain in Halifax, Nova Scotia, and Canadian Utilities’ corporate and operational headquarters will be maintained in Calgary, Alberta; Edmonton, Alberta; and Perth, Australia. On the effective date of the Arrangement, the board of directors of Emera will consist of thirteen members, six of whom will be individuals proposed by ATCO and Canadian Utilities (as agreed by Emera, such approval not to be unreasonably withheld) and seven of whom will be individuals proposed by Emera, and Nancy Southern will be appointed as Co-Chair of the board of directors of Emera.

Support Agreements

Sentgraf, Sentgraf Holdings Ltd. and the Margaret E. Southern Spousal Trust have each entered into a voting support agreement pursuant to which they have irrevocably agreed to vote their ATCO Shares and Canadian Utilities Shares, as applicable, in favour of the Continuance and the Arrangement, and against any competing Acquisition Proposals (the “Controlling Shareholder Voting Support Agreements”). The securities subject to the Controlling Shareholder Voting Support Agreements consist of 38,768,833 ATCO Shares (approximately 34.45% of the outstanding ATCO Shares and including 100% of outstanding ATCO Class II Shares) and 1,283,846 Canadian Utilities Shares (approximately 0.47% of the outstanding Canadian Utilities Shares). Unless earlier terminated in accordance with their terms, the Controlling Shareholder Voting Support Agreements will continue in full force and effect until the earlier of (1) the effective date of the Arrangement, (2) the Outside Date, and (3) the date that is ten months following the date the Arrangement Agreement is validly terminated due to the failure to obtain the requisite approval of the ATCO or Canadian Utilities securityholders, as the case may be. The Controlling Shareholder Voting Support Agreements may be terminated earlier in certain circumstances, including by the applicable shareholder if the Arrangement Agreement is terminated as a result of the failure of Emera Shareholders to approve the issuance of Emera Shares pursuant to the Arrangement, a change in the Emera board recommendation or determination in respect of the Arrangement, the approval of or entry into a Permitted Acquisition Agreement in respect of a Superior Proposal by Emera, or a material breach by Emera of its non-solicitation covenants, or if the consideration payable under the Arrangement is decreased or its form is changed.

ATCO has entered into a voting support agreement pursuant to which it has agreed to vote its Canadian Utilities Shares in favour of the Arrangement, and against any competing Acquisition Proposals (the “ATCO Voting Support Agreement”). The Canadian Utilities Shares subject to the ATCO Voting Support Agreement consist of 142,705,287 Canadian Utilities Shares (approximately 52.40% of the outstanding Canadian Utilities Shares and including approximately 37.13% of the outstanding Canadian Utilities Class A Shares and approximately 99.57% of the outstanding Canadian Utilities Class B Shares). The ATCO Voting Support Agreement may be terminated by ATCO if the ATCO board of directors recommends a Superior Proposal, withdraws its recommendation or determination in respect of the Arrangement or enters into a Permitted Acquisition Agreement in respect of a Superior Proposal, in each case, in accordance with the terms of the Arrangement Agreement. Unless earlier terminated, the ATCO Voting Support Agreement automatically terminates upon the termination of the Arrangement Agreement in accordance with its terms.

Each of the directors and executive officers of ATCO has entered into a voting support agreement agreeing to vote their ATCO Shares in favour of the Continuance and the Arrangement (the “ATCO D&O Voting Support Agreements”). In addition, each of the directors and executive officers of Canadian Utilities has entered into a voting support agreement agreeing to vote their Canadian Utilities Shares in favour of the Arrangement (the “Canadian Utilities D&O Voting Support Agreements”). Each of the directors and executive officers of Emera has entered into a voting support agreement with ATCO and Canadian Utilities to vote their Emera Shares in favour of the issuance of Emera Shares pursuant to the Arrangement (the “Emera D&O Voting Support Agreements”, and together with the ATCO D&O Voting Support Agreements and the Canadian Utilities D&O Voting Support Agreements, the “D&O Voting Support Agreements”).

Securityholder Meetings

Further information regarding the Arrangement will be contained in a joint management information circular that Emera, ATCO and Canadian Utilities will prepare, file and mail to Emera Shareholders, ATCO Securityholders and Canadian Utilities Securityholders, respectively. The record date for the determination of Emera Shareholders, ATCO Securityholders and Canadian Utilities Securityholders entitled to receive notice of and to vote at the applicable meeting is to be fixed by the parties in accordance with the terms of the Arrangement Agreement. Each meeting is expected to take place in the first quarter of 2027. A copy of the joint management information circular will be filed on Emera’s SEDAR+ profile at www.sedarplus.ca.

The foregoing description of the Arrangement and the Arrangement Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement. In addition, the foregoing description of the Controlling Shareholder Voting Support Agreements, the ATCO Voting Support Agreement and the D&O Voting Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreements. Copies of the Arrangement Agreement, the Controlling Shareholder Voting Support Agreements, the ATCO Voting Support Agreement and the D&O Voting Support Agreements have been filed on Emera’s SEDAR+ profile and are available for viewing on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

6.	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

7.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

8.	OMITTED INFORMATION

Not applicable.

9.	EXECUTIVE OFFICER

For further information, please contact Michael R. Barrett, Executive Vice President and General Counsel, by telephone at (902) 221-7257 or by email at mike.barrett@emera.com.

10.	DATE OF REPORT

October 16, 2026

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking information (“FLI”) within the meaning of applicable securities laws including, without limitation, the United States Private Securities Litigation Reform Act of 1995, which reflect the current expectations of Emera with respect to the proposed combination of Emera and Canadian Utilities and the related reorganization of ATCO (collectively, for purposes of this forward-looking information disclosure, the “Transaction”) and the future growth, results of operations, performance, business prospects and opportunities of the resulting combined company, and may not be appropriate for other purposes. All such information and statements are made pursuant to safe harbour provisions contained in applicable securities legislation. The use of any of the words “anticipates”, “believes”, “can”, “could”, “estimates”, “intends”, “may”, “plans”, “projects”, “should”, and “will” and similar expressions are intended to identify forward-looking statements or information.

In particular, this material change report contains FLI pertaining to, without limitation, the following: the Transaction, including the expected timing of the special meeting of each company’s securityholders, the receipt of required approvals, and the completion and timing thereof; the leadership, governance and headquarters of the combined company; and expectations regarding the assets and business of SpinCo upon completion of the Transaction, as well as the application for the listing of SpinCo Class I non-voting shares on the TSX and the outcome thereof.

The FLI in this material change report is based on certain assumptions that Emera has made in respect thereof as at the date of this material change report regarding, among other things: the ability of the parties to receive all necessary securityholder, court, regulatory and stock exchange approvals, and to satisfy the other conditions to closing of the Transaction, in a timely manner and on satisfactory terms; the absence of any Superior Proposal; the absence of any event giving rise to a right to terminate the Arrangement Agreement; and the ability of the parties to complete the Transaction substantially on the terms currently contemplated. Although Emera believes these assumptions are reasonable as of the date hereof, there can be no assurance that they will prove to be correct.

The FLI is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the FLI. Factors that could cause results or events to differ from current expectations include, without limitation: the parties’ ability to receive all necessary regulatory, court, securityholder and third-party approvals, and to satisfy the other conditions to closing of the Transaction, in a timely manner and on satisfactory terms; regulatory and political risk; change in law risk; regulatory and government decisions, including changes to environmental legislation, financial reporting and tax legislation; and other factors discussed or referred to under the heading “Enterprise Risk and Risk Management” in Emera’s annual Management’s Discussion and Analysis and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, each of which can be found on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. In addition, the Transaction may not be completed, or may be delayed, if the conditions to closing (including the timely receipt of all necessary approvals) of the Transaction are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the Transaction will not be completed within the anticipated time, on the terms currently proposed or at all. Additional risks and uncertainties will be discussed in the joint management information circular and other materials that Emera will file with the applicable securities regulatory authorities in connection with the Transaction.

Readers are cautioned not to place undue reliance on FLI, as actual results could differ materially from the plans, expectations, estimates or intentions and statements expressed in the FLI. All FLI in this material change report is qualified in its entirety by the above cautionary statements and, except as required by law, Emera undertakes no obligation to revise or update any FLI as a result of new information, future events or otherwise.